

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 17, 2013

Via E-mail
Craig Jones
Vice President and CFO
Electro Rent Corporation
6060 Sepulveda Boulevard
Van Nuys, California 91411-2512

   Re: **Electro Rent Corporation**
      Form 10-K
      Filed August 13, 2012
      Form 10-Q
      Filed January 9, 2013
      File No. 0-09061
      Response dated January 7, 2013

Dear Mr. Jones:

   We have reviewed your response letter dated January 7, 2013, and have the following additional comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response.

   If you do not believe our comment applies to your facts and circumstances, please tell us why in your response. After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended May 31, 2012

Item 15. Exhibits and Financial Statement Schedules, page 29

1. Please file your sales agreement with Agilent as an exhibit to your May 31, 2012, annual report or tell us why you are not required to do so.

Form 10-Q for Fiscal Quarter Ended November 30, 2012

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

2. In our letter dated September 27, 2012, we requested that you address the requirements in Items 303(a)(3)(i), 303(a)(3)(iii) and 303(a)(3)(iv) of Regulation S-K with reference to the

additional guidance in Section 501.12.b.3 of the Financial Reporting Codification regarding the quantification of material factors impacting the increases or decreases in the line items comprising net income in comment 2. In your letter dated October 24, 2012, you agreed to expand MD&A to include the quantification of multiple factors. However, it does not appear as though you have appropriately addressed this requirement in your Form 10-Q. For example, you disclose that your rental and lease revenues were impacted by increased demand for T&M equipment (i.e., volume increase); the acquisition of EMT; offset by a decline in DP equipment demand. Please confirm that you will provide the required quantified disclosures in your next periodic report.

You may contact Tracey Smith, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. Please contact Craig E. Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief